UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

McMoRan Exploration Co.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

         582411104
(CUSIP Number)

                         December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1)	Name of Reporting Person	Richard C. Adkerson
I.R.S. Identification No. of Above Person (entities only)

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3)            SEC Use Only

4)	Citizenship or Place of Organization United States of America

Number of                                        (5)                       Sole Voting Power                                                                 1,878,376 shares*
Shares                                         __________________________________________________________
Beneficially                                        (6)                       Shared Voting Power                                                                 33,908 shares
Owned by                                        __________________________________________________________
Each Reporting                                       (7)                       Sole Dispositive Power                                                        1,878,376 shares*
Person                                         __________________________________________________________
With:                                          (8)                       Shared Dispositive Power                                                         33,908 shares

9)	Aggregate Amount Beneficially Owned by Each
Reporting Person                                                                                                                                            1,912,284 shares*

10)	Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)

11)	Percent of Class Represented by Amount
in Row (9)                                                                                                                                                                        3.6%**

12)	Type of Reporting Person (See Instructions)	IN

*
Amount beneficially owned includes 1,670,000 shares the Reporting Person has the right to acquire within 60 days of December 31, 2007, upon the exercise of stock options, and 5,000 shares of preferred stock convertible into 33,602 shares of Common Stock beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of 835,000 of the shares that may be acquired upon the exercise of stock options because the economic value of these shares was transferred to his former spouse in December 2007.

**
Based on 51,581,153 total shares outstanding as of December 31, 2007. The Reporting Person’s decrease in percentage ownership is a result of the significant increase in the Issuer’s outstanding shares of Common Stock during 2007 due to a public offering of 16.25 million shares of Common Stock and the issuance of 6.2 million shares of Common Stock upon the redemption of the Issuer’s 5% convertible preferred stock.  During 2007, the Reporting Person (1) transferred 64,627 shares of Common Stock to his former spouse and (2) delivered shares to the Issuer to cover the exercise price and taxes due upon the exercise of stock options which were approaching expiration, but did not otherwise sell or dispose of any shares of Common Stock.   In November 2007, the

 Reporting Person purchased 110,000 shares of Common Stock in the public offering of Common Stock, and also purchased 5,000 shares of the Issuer’s 6 ¾% mandatory convertible preferred stock.

Item 1(a)                       Name of Issuer:

McMoRan Exploration Inc.

Item 1(b)                       Address of Issuer’s Principal Executive Offices:

1615 Poydras Street
New Orleans, Louisiana  70112

Item 2(a)                       Name of Person Filing:

Richard C. Adkerson

Item 2(b)                       Address of Principal Business Office:

1615 Poydras Street
New Orleans, Louisiana  70112

Item 2(c)                       Citizenship:

United States

Item 2(d)                       Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e)                       CUSIP Number:

582411104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.                                 Ownership.

(a)            Amount Beneficially Owned                                                                                                1,912,284 shares

(b)            Percent of Class                                                                                                                                     3.6%*

(c)            Number of shares as to which such person has:

(i)             Sole power to vote or to
direct the vote                                                                                                      1,878,376 shares

(ii)            Shared power to vote or to
direct the vote                                                                                                           33,908 shares

(iii)           Sole power to dispose or to direct
the disposition of                                                                                               1,878,376 shares

(iv)           Shared power to dispose or to
direct the disposition of                                                                                          33,908 shares

*
The Reporting Person’s decrease in percentage ownership is a result of the significant increase in the Issuer’s outstanding shares of Common Stock during 2007 due to a public offering of 16.25 million shares of Common Stock and the issuance of 6.2 million shares of Common Stock upon the redemption of the Issuer’s 5% convertible preferred stock.  During 2007, the Reporting Person (1) transferred 64,627 shares of Common Stock to his former spouse and (2) delivered shares to the Issuer to cover the exercise price and taxes due upon the exercise of stock options which were approaching expiration, but did not otherwise sell or dispose of any shares of Common Stock.  In November 2007, the Reporting Person purchased 110,000 shares of Common Stock in the public offering of Common Stock, and also purchased 5,000 shares of the Issuer’s 6 ¾% convertible preferred stock.

Item 5.
Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X] .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.                                   Notice of Dissolution of Group.

Not applicable.

Item 10.                                  Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 2007.

Date: February 13, 2008                                                                            By: /s/ Richard C. Adkerson
                                                                                                                                 Richard C. Adkerson